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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECEIVED FEB 28 2006 SEC MAIL PROCESSING SECTION WASH, D.C. 192

SECURITIES AND EXCHANGE COMMISSION RECEIVED AUG 9 2006 BRANCH OF REGISTRATIONS AND EXAMINATIONS

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-41088

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2005 (MM/DD/YY) AND ENDING December 31, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: The Transportation Group (Securities) Limited

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

499 Park Avenue
(No. and Street)

New York (City) New York (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(212) 319-2233
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Chan, William J. (CPA)
(Name – *if individual, state last, first, middle name*)

4211 8th Avenue (Address) Brooklyn (City) New York (State) 11232 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED SEP 20 2006 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Joseph J. Steuert, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Transportation Group (Securities) Limited, as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Sworn to before me 24 th day of Feb. 2006

YAN YU HUI
Notary Public, State of New York
No. 01YA5025830
Qualified in Kings County
Commission Expires April 4, 2006

Notary Public

Signature

Chief Executive Officer
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

THE TRANSPORTATION GROUP
(SECURITIES) LIMITED
(A Wholly Owned Subsidiary of
The Transportation Group (Capital) Limited)

Financial Statements and Schedules

December 31, 2005

(With Independent Auditors' Report Thereon)

These financial statements and schedules
pursuant to Subparagraph (e)(3) of Rule 17a-5
Of the Securities Exchange Act of 1934

THE TRANSPORTATION GROUP (SECURITIES) LIMITED
(A Wholly Owned Subsidiary of
The Transportation Group (Capital) Limited)

FINANCIAL STATEMENTS
AND
SUPPLEMENTARY INFORMATION

YEAR ENDED DECEMBER 31, 2005

CONTENTS

FINANCIAL STATEMENTS

SUPPLEMENTARY INFORMATION

WILLIAM J. CHAN
Certified Public Accountant Accounting - Auditing - Bookkeeping - Taxation
4211 8th Avenue, Brooklyn, NY 11232 Tel: (718) 437 -1816 Fax: (718) 437-3887

Independent Auditor's Report

The Board of Directors and Shareholder
The Transportation Group (Securities) Limited:

I have audited the accompanying statement of financial condition of The Transportation Group (Securities) Limited (a wholly owned subsidiary of The Transportation Group (Capital) Limited) as of December 31, 2005, and the related statements of operations, changes in shareholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Transportation Group (Securities) Limited as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the financial statements, the Company did not earn any transactional revenues during the year ended December 31, 2005 and is dependent on its Parent for future operations.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 8 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

February 3, 2006

THE TRANSPORTATION GROUP
(SECURITIES) LIMITED
(A Wholly Owned Subsidiary of
The Transportation Group (Capital) Limited)

Statement of Financial Condition

December 31, 2005

Assets		
Cash	$	7,095
Receivable from parent		33,832
Total assets	$	40,927
Liabilities and Sharcholder's Equity		
Liabilities:		
Accrued expenses		655
Total liabilities		655
Shareholder's equity:		
Common stock, $2.00 par value per share; 100 shares authorized, 2 shares issued and outstanding		4
Additional paid-in capital		286,714
Accumulated deficit		(246,446)
Total shareholder's equity		40,272
Total liabilities and shareholder's equity	$	40,927

See accompanying notes to statement of financial condition.

THE TRANSPORTATION GROUP

(SECURITIES) LIMITED

(A Wholly Owned Subsidiary of
The Transportation Group (Capital) Limited)

Statement of Operations

Year ended December 31, 2005

Revenues:		
Interest income	$	97
Total revenues		97
Expenses:		
Total operating expenses		-
Operating gain before income taxes		97
Provision for income taxes (note 3)		610
Net loss	$	(513)

See accompanying notes to financial statements.

THE TRANSPORTATION GROUP
(SECURITIES) LIMITED
(A Wholly Owned Subsidiarv of
The Transportation Group (Capital) Limited)

Statement of Changes in Shareholder's Equity

Year ended December 31, 2005

		Common stock	Additional paid-in capital	Accumulated deficit	Total
Balance at December 31, 2004	$	4	286,714	(245,933)	40,785
Net loss for the year ended December 31, 2005				(513)	(513)
Balance at December 31, 2005	$	4	286,714	(246,446)	40,272

See accompanying notes to financial statements.

THE TRANSPORTATION GROUP
(SECURITIES) LIMITED
(A Wholly Owned Subsidiary of
The Transportation Group (Capital) Limited)

Statement of Cash Flows

Year ended December 31, 2005

Cash flows from operating activities:		
Net loss	$	(513)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Changes in net operating assets and liabilities:		
Increase in receivable from parent		(1,669)
Decrecase in tax accrual		(45)
Net cash provided by operating activities		(2,227)
Net decrease in cash		(2,227)
Cash at beginning of year		9,322
Cash at end of year		7,095
Income taxes paid	$	655

(1) Organization

The Transportation Group (Securities) Limited (the "Company"), a Hong Kong corporation, is a wholly owned subsidiary of The Transportation Group (Capital) Limited ("TTGC" or the "Parent"). The Company maintains its place of business in New York City, within the offices of TTGC under the terms of a service agreement (Note 4).

TTGC and its subsidiaries are a boutique investment bank providing investment offerings, investment research and arrangement, and advisory services to the aviation and rail transportation industries, from offices in New York City, London and Hong Kong. TTGC specializes in the arrangement and placement of fixed income, equity and lease financings with a broad range of European, North American and Asian institutional investors, on behalf of aviation and rail clients based around the world.

The Company provides TTGC with such broker-dealer services in the United States of America as TTGC may at any time require including the private placing of debt and equity securities with clients located in the United States of America, in accordance with the federal and state securities laws and rules and regulations. The Company did not earn any transactional revenues during the year ending December 31, 2005 and is dependent on TTGC for future operations. The accompanying financial statements have been prepared from the separate books and records maintained by the Company.

The Company is a registered broker-dealer under the Securities Exchange Act of 1934. The Company is also a member of the National Association of Securities Dealers, Inc. ("NASD"), a self-regulatory organization. In addition, the Company carries no customer funds or securities and is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(i).

(2) Significant Accounting Policies

(a) Accounting Principles

The financial statements of the Company are prepared in accordance with accounting principles generally accepted in the United States of America.

(b) Revenue Recognition

Revenues from the Company's investment banking services are earned in accordance with the terms of contracts it enters into with its clients. The Company recognizes investment banking fees as revenue when such revenues are earned, as stipulated by the related contract, and are no longer subject to negotiation or refund. Revenues from advisory services are recognized when the Company has substantially completed its work with respect to such transaction.

(c) ***Use of Estimates***

The preparation of financial statements in conformity with accounting principles generally accepted in the United states of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(3) Income Taxes

The Company files separate Federal, state, and local income tax returns. The provision for income taxes included in the statement of operations represents minimum New York State and local taxes as required by these jurisdictions. The Company has federal and state net operating loss carryfowards of approximately $246,446 as of December 31, 2005, which are available to offset future taxable income, if any, and expire in years beginning in 2009. A full valuation allowance has been established for the Company's federal net operating loss carryforwards.

(4) Related party agreement

Under the terms of a service agreement between TTGC and the Company (the "Agreement"), TTGC is to make available to the Company sufficient office space, other facilities and personnel for the performance of the Company's broker-dealer services provided to TTGC. The Company has agreed to pay a management fee to TTGC, equal to 95% of its broker-dealer services' revenue, net of any expenses actually paid by the Company, for such office space, facilities and personnel. In accordance with the Agreement, the Company is obligated to pay the management fees to TTGC only upon the collection of the broker-dealer services' revenue. TTGC has indemnified the Company for any liability arising from the performance of its services under the Agreement. The financial condition and results of operations of the Company, as reported, are not necessarily indicative of the results that would have been reported had the Company operated completely independently.

(5) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. Under such rule, the Company may be prohibited from expanding its business if the ratio exceeds 10 to 1 and may be required to reduce its business if the net capital ratio exceeds 12 to 1. At December 31, 2005, The Company's regulatory net capital was $6,440, which was $1,440 in excess of its required minimum net capital of $5,000.

THE TRANSPORTATION GROUP
(SECURITIES) LIMITED
(A Wholly Owned Subsidiary of
The Transportation Group (Capital) Limited)

Computation of Net Capital Required By Rule
15C3-1 of
The Securities And Exchange Commission

Year ended December 31, 2005

Net Capital

Total Shareholder's equity	$	40,272
Less nonallowable assets		
Due from Parent		33,832
Net Capital		6,440
Net capital requirement ($5,000 or 6 2/3% of aggregate indebtedness, Whichever is greater)		5,000
Excess net capital	$	1,440

Aggregate Indebtedness

Total aggregate indebtedness	$	655
Ratio of aggregate Indebtedness to net capital		.10 to 1

There were no material differences between the above calculation of net capital and the net capital as reported in the Company's Part IIA of the Focus report.

All other disclosures and reconciliations required under Rule 17a-5 of the Securities and Exchange Commission are not applicable to the Company

WILLIAM J. CHAN

Certified Public Accountant Accounting - Auditing - Bookkeeping - Taxation

4211 8th Avenue, Brooklyn, NY 11232 Tel: (718) 437 -1816 Fax: (718) 437-3887

Independent Auditor's Report on Internal Control Structure Required By SEC Rule 17a-5 of the Securities and Exchange Commission

The Board of Directors and Shareholder
The Transportation Group (Securities) Limited:

In planning and performing my audit of the financial statements of The Transportation Group (Securities) Limited (the "Company") for the year ended December 31, 2005, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), I have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by Rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in an internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control would not necessarily disclose all matters in the internal control that might be considered material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the

amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and my study, I believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

This report is intended solely for the use of management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

February 3, 2006